FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of November 2005
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Executive Management Changes at Gold Fields

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639

Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293

Johannesburg, November 17, 2005: Following a recent executive strategic review, Gold Fields Limited GFI: JSE, NYSE), is pleased to announce the following changes to the Gold Fields executive committee and senior management:

John Munro, currently head of international operations will become head of corporate development where he will focus specifically on strategic development projects. As part of the executive team responsible for growth he will work alongside Jimmy Dowsley who remains head of business development and Craig Nelsen, who remains head of exploration.

Terence Goodlace, currently head of strategic planning, will take over from John as head of international operations. A new head of strategic planning will be appointed in due course.

Mike Prinsloo, currently head of South African operations, has accepted the newly created position of chief executive officer of the Gold Fields Academy, which will be renamed the Gold Fields Business and Leadership Academy. Mike has been tasked to build the Academy into an independent centre of excellence in education and training for the mining industry, with Gold Fields as its anchor client. Under Mike's guidance, the Academy is expected to significantly improve leadership capabilities throughout Gold Fields, an essential requirement for our campaign to achieve a 50% productivity improvement over the next five years. The Academy will also administer the Gold Fields management review and performance management processes. Koos Nel, currently head of human resources for the South African operations will join Mike Prinsloo at the Business Academy as Chief Operating Officer. His current position will be filled in due course.

Brendan Walker, currently country manager for Gold Fields in Ghana, will take over from Mike as head of South African operations. A new country manager for Ghana will be appointed in due course.

All of the changes will become effective on January 1, 2006, with the exception of the moves of Terence Goodlace and John Munro, which is with immediate effect.

-END-

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, A Grigorian°, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, S Stefanovich°,T M G Sexwale, B R van Rooyen, C I von Christierson
[‡]American, [†]British, *Canadian, [#]Ghanaian, °Russian
Corporate Secretary: C Farrel

Information for Editors

Following the changes the Gold Fields Executive Committee will consist of the following people:

1. Ian Cockerill   Chief executive officer
2. Nick Holland   Chief financial officer
3. Cain Farrel   Company secretary
4. John Munro   Head of corporate development
5. Jimmy Dowsley   Head of business development
6. Craig Nelsen   Head of exploration
7. Willie Jacobsz   Head of investor relations and corporate affairs
8. James Nkosi   Head of transformation and human resources
9. Terence Goodlace   Head of international operations
10. Brendan Walker   Head of South African operations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 17 November 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs